06005671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38037

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercapital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Curry (212) 341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercapital Securities LLC, as of March 31st, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

MEREDITH E. MASTERS
Notary Public of New Jersey
Commission Expires Aug. 15, 20__

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Intercapital Securities LLC
Statement of Financial Condition
March 31, 2006

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–5

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Intercapital Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Intercapital Securities LLC (the "Company") at March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 25, 2006

Intercapital Securities LLC
Statement of Financial Condition
March 31, 2006

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 6,978
Receivable from brokers and dealers and clearing brokers	6,298
Securities owned, held at clearing broker, at estimated fair value	5,991
Prepaid expenses and other assets	408
	$ 19,675
Liabilities and Member's Equity	
Liabilities	
Securities sold, but not yet purchased, at estimated fair value	7,063
Payable to brokers and dealers	1,085
Accrued expenses and accounts payable	2,078
Payable to affiliates	94
	10,320
Contingencies (Note 8)	
Member's equity	9,355
	$ 19,675

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

Intercapital Securities LLC (the "Company") is a Delaware limited liability company. The Member is Garban LLC a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, headquartered in New Jersey, acts as a broker-dealer of collateralized mortgage obligations, other asset-backed corporate debt securities, over the counter corporate bonds, U.S. Treasuries, agencies and equities.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2006 include approximately $6,978 invested in a short-term highly liquid money market mutual fund. The Company considers short-term interest bearing investment with initial maturity of three months or less to be cash equivalents.

Securities transactions are recorded on a trade date basis.

Securities owned, held at clearing broker, and securities sold, but not yet purchased, are recorded at estimated fair value. Securities owned, held at clearing broker primarily consists of corporate obligations, U.S. government obligations and preferred securities and securities sold, but not yet purchased primarily consists of corporate obligations and U.S government obligations. Securities owned may be pledged as collateral and may be rehypothecated by the clearing broker.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. INAI and FBHI allocate to the Company its share of the consolidated federal tax expense or benefits based up9on the principles of separate company calculation as though the Company was treated as a separate tax payer. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the Statement of Financial Condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

(dollars in thousands)

3. Receivable from Brokers and Dealers

Receivable from brokers and dealers represents amounts in accounts at clearing brokers.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006, the Company had net capital of approximately $7,488 which was approximately $7,343 in excess of its required net capital of $145. The Company's ratio of aggregate indebtedness to net capital was .29 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 (the "Rule"), as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule.

5. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management.

6. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company, as a riskless principal, executes transactions between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate nonperformance by counterparties in the above situation.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

The contractual amount of purchase and sale transactions at March 31, 2006 was approximately $6,540 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled.

7. Transactions With Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative (including finance, human resources, operations, legal and electronic data processing functions)

(dollars in thousands)

services. Amounts receivable from and payable to affiliates are non-interest bearing and due on demand. Affiliates of IBHNA provide clearing services for the Company.

8. Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.